

March 21, 2017

Mr. David S. Richmond
Richmond Brothers, Inc.
3568 Wildwood Avenue
Jackson, Michigan 49202

      Re: Rockwell Medical, Inc.
             Soliciting Material Under Rule 14a-12
             Filed March 2, 2017 by Richmond Brothers, Inc. et al.
             File No. 000-23661

Dear Mr. Richmond:

We have reviewed your response letter dated March 17, 2017 and have the following comment.

<u>General</u>

1. We refer to your response to prior comment 1. Without commenting on your response to the portion of the comment regarding formation of the Schedule 13D group, please provide an analysis as requested as to whether the activities in February 2016 demonstrate a purpose or effect of changing or influencing control of the company, thereby necessitating a filing on Schedule 13D at that time. See Rule 13d-1(e)(1) of Regulation 13D-G.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

                Sincerely,

                /s/ David L. Orlic

                David L. Orlic
                Special Counsel
                Office of Mergers and Acquisitions

cc: Steve Wolosky, Esq.
        Olshan Frome Wolosky LLP